UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)

CLASS B COMMON STOCK
(Title of Class of Securities)

741004204
(CUSIP Number)

S. Wilzig Izak
Wilshire Enterprises, Inc.
1 Gateway Center,Suite 1030 Newark, NJ 07102
201-420-2796
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 741004204

(1)	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wilshire Enterprises, Inc. I.R.S. No. 84-0513668
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

Not applicable
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

Not applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
(7)	SOLE VOTING POWER
NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
-0-
BENEFICIALLY
(9)	SOLE DISPOSITIVE POWER
OWNED BY	-0-

EACH REPORTING	(10)	SHARED DISPOSITIVE POWER
-0-
PERSON WITH
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

Not applicable
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
(14)	TYPE OF REPORTING PERSON

CO

Item 5. Interest in Securities of the Issuer

Pursuant to a Common Stock Repurchase Agreement dated June 6, 2008, Wilshire Enterprises, Inc. (“Wilshire”) sold 226,800 shares of Class B Common Stock of Presidential Realty Corporation (the "Issuer") at a price of $5.75 per share. After this sale, Wilshire has no beneficial ownership of the Issuer’s Class B Common Stock.

Other than as described in the preceding paragraph, Wilshire did not effect any transactions in the Issuer’s Class B Common Stock during the last 60 days. To the best of Wilshire’s knowledge, no executive officer or director of Wilshire beneficially owns any shares of the Issuer’s Class B Common Stock, nor have any transactions in the Issuer’s Class B Common Stock been effected during the past 60 days by any executive officer or director of Wilshire. In addition, no person is known to Wilshire to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the shares of Class B Common Stock beneficially owned by Wilshire.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008
(Date)

WILSHIRE ENTERPRISES, INC.

By: /s/ Frank Elenio
Name: Frank Elenio Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)